JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

The following Management Discussion and Analysis (“MD&A”) of Journey Resources Corp. (the “Company”) is intended to supplement and complement the accompanying consolidated financial statements and notes for the year ended November 30, 2007. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The information provided herein should be read in conjunction with the consolidated financial statements for the year ended November 30, 2007. The following discussion may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on factors and variables beyond management control.

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the year covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

OVERVIEW

Journey Resources Corp. (the “Company”) is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol: JNY), OTCBB (Symbol: JNYRF) and the Frankfurt Stock Exchange (Symbol: JL4).

The Company is presently in the business of acquisition and exploration of mineral properties. The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project.

On April 11, 2005, the Company acquired 100% of Minerales Jazz S.A de C.V, the beneficial holder of the Vianey Mine concessions. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State, west of Mexico City in Mexico. On June 28, 2006, the Company signed an Option Agreement with Wits Basin Precious Minerals Inc. (“Wits Basin”) whereby the Company granted Wits Basin the option to acquire up to a 50% interest in the Vianey Property. On December 18, 2006, Wits Basin earned a 25% interest in the property and a 75% /25% joint venture was formed between the Company and Wits Basin respectively. On October 31, 2007, Wits Basin exercised

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

its option earning an additional 25% interest under the joint venture and accordingly, the Vianey Property is currently 50% owned by the Company and 50% owned by Wits Basin. The Company is the operator of this project.

On June 13, 2007, the Company fulfilled it obligations under an amended option agreement and acquired a 100% right, title and interest in the Musgrove Creek Gold Property, Idaho, USA. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer.

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Mine Property (“Empire Property”). The Empire Property is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. Subsequent to year-end on February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee will purchase a 100% leasehold interest in and to the Empire Property from the Company and Trio for total cash consideration payable to the Company in the amount of $1,000,000, subject to completion of a satisfactory due diligence review and subject to court approval. The Company wrote off $810,226 in costs incurred with respect to the project as at November 30, 2007 in light of this settlement.

During fiscal 2007, the Company acquired a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper's Toromocho property and Pan American Silvers Morococha Mine.

In addition, on February 05, 2008, the Company entered into an option and joint venture agreement (amended on March 17, 2008) with Grenville Gold Corporation (“Grenville”) and its subsidiaries to acquire up to a 75% interest in and to certain mining claims comprising the Silveria Property, located in the Huarochiri Province of Peru. The Silveria Property comprises 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers southwest of Peru Copper's Toromocho property and Pan American Silvers Morococha Mine.

RESULTS OF OPERATIONS

MINERAL PROPERTIES

					Joint
					Venture
	2005	Additions	2006	Additions	Adjustments	2007
	$	$	$	$	$	$

Musgrove Creek Gold Project,
Idaho, USA

Acquisition Costs	241,915	131,837	373,752	85,300	-	459,052
Exploration Expenditures:
Assay	-	48,085	48,085	4,456	-	52,541
Drilling	-	246,159	246,159	133,261	-	379,420
Field Supplies	-	2,663	2,663	8,244	-	10,907
General and Administrative
	-	8,797	8,797	18,394	-	27,191
Geochemical Survey	-	91,991	91,991	109,258	-	201,249
Geological	-	54,529	54,529	42,092	-	96,621
Maintenance Fees	-	11,073	11,073	-	-	11,073
Staking and Recording	-	6,766	6,766	11,629	-	18,395

	241,915	601,900	843,815	412,634	-	1,256,449

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

					Joint
					Venture
	2005	Additions	2006	Additions	Adjustments	2007
	$	$	$	$	$	$

Empire Mine Project
Idaho, USA

Acquisition Costs	-	522,269	522,269	50,000	-	572,269
Exploration Expenditures:
Assay	-	58,391	58,391	86,155	-	144,546
Drilling	-	500,412	500,412	-	-	500,412
Engineering	-	34,271	34,271	47,740	-	82,011
Field Costs	-	167,569	167,569	6,252	-	173,821
General and Administrative
	-	18,483	18,483	27,998	-	46,481
Geochemical	-	-	-	7,876	-	7,876
Geological	-	125,192	125,192	37,803	-	162,995
Staking and Recording	-	-	-	19,815	-	19,815
Write-down Property	-	-	-	(810,226)	-	(810,226)

	-	1,426,587	1,426,587	(526,587)	-	900,000

Vianey Mine Silver Project,
Guerrero State, Mexico

Acquisition Costs	592,474	30,010	622,484	185,000	(583,666)	223,818
Option Payments Received	-	(219,037)	(219,037)	(187,936)	406,973	-
Exploration Expenditures:
Drilling	-	225,325	225,325	108,681	(334,006)	-
Engineering	-	-	-	-	15,000	15,000
Field and Exploration	41,393	128,116	169,509	38,175	(156,467)	51,217
General and Administrative
	4,000	15,279	19,279	6,000	(21,969)	3,310
Geological	-	52,905	52,905	14,000	(43,989)	22,916
Fees and Permits	-	-	-	-	5,328	5,328
Recovery from Optionee	-	(359,820)	(359,820)	(687,515)	1,047,335	-

	637,867	(127,222)	510,645	(523,595)	334,539	321,589

Silver Mountain Project, Peru

Acquisition Costs	-	-	-	758,632	-	758,632
Exploration Expenditures:
Assay	-	-	-	354	-	354
General and Administrative
	-	-	-	12,000	-	12,000

	-	-	-	770,986	-	770,986

	879,782	1,901,265	2,781,047	133,438	334,539	3,249,024

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

Vianey Mine Concession, Mexico

On April 11, 2005, the Company acquired 100% of Minerales Jazz S.A. de C.V., the beneficial holder of the Vianey Mine Concession. The Vianey Property is held pursuant to an exploitation concession issued on May 5, 1979 by the government of Mexico, which will expire in 2029, unless renewed. The property consists of concessions totaling 5,022 hectares in Guerrero State, 250 kilometers south of Mexico City, Mexico. The property has a silver-lead-zinc mineralization history and includes a mine with a history of intermittent production.

On June 28, 2006, the Company signed an Option Agreement with Wits Basin whereby the Company granted Wits Basin the option to acquire up to a 50% interest in the Vianey Property. On December 18, 2006, Wits Basin earned a 25% interest in the Vianey Property by issuing 600,000 of its common shares to the Company and incurring US$500,000 in exploration expenditures and a 75%/25% joint venture was formed for the exploration and development of the Vianey Property. The Company also issued to an unrelated party 100,000 common shares, as a finder’s fee in fiscal 2006. The Company is the operator of the project under the joint venture.

In September, 2006 the Company commenced a work program on the Vianey Project. A drilling contract covering 3,200 meters of HQ core drilling was awarded to CanMex Diamond Drill S.A. de C.V. of Sinaloa, Mexico. Diamond core drilling and associated surface and underground exploration was conducted during 2006 and early 2007. A total of 2,042 meters of core drilling was accomplished in 10 drill holes, plus 2 re-drilled holes. Drilling failed to reach the Vianey vein target in any drill hole; thus the objective of testing mineralization below the -75 metre level was not achieved. Drilling intercepted new zones of mineralization in the rocks southwest of the Vianey vein that were not previously known. Underground sampling returned good grade values for the Vianey vein and disclosed near-ore-grade metal values in intrusive rocks at the -75 metre level. The objective of testing mineralization below the -75 metre level remains a viable objective for expanding the resource potential of the Vianey vein.

Laboratory analysis was provided by ALS Chemex, Guadalajara, Jalisco, Mexico. The design and overall management of the program was provided by the Company’s geologist Rodney Blakestad, the Qualified Person on the Vianey project.

The recommended 2007 work program has been rescheduled for 2008. Commencement of the exploration and drilling plan has been postponed while the Qualified Person on the project completes his review and evaluation of data, compilation of the recently acquired underground survey, data basing of available geo-chem. Standardizing into a digital bundle, creating topographical maps, finishing the underground survey layout, adding the geology and geo-chem to the survey data. An underground drilling program is being contemplated.

On October 31, 2007, Wits Basin exercised its option earning an additional 25% interest, for a total interest of 50%, in the Vianey Property by paying US$100,000 in cash and issuing a total of 2,100,000 of its common shares. Accordingly, the Vianey Property is currently 50% owned by the Company and 50% owned by Wits Basin under the joint venture.

As at November 30, 2007, the Company included its 50% share of the mineral property costs under the joint venture, being $321,589, in the Company’s consolidated financial statements.

The joint venture has no other assets or liabilities as at November 30, 2007, and has no revenues or expenses for the period from formation on December 18, 2006 to November 30, 2007.

Musgrove Creek Gold Project, USA

On November 30, 2005, the Company signed an option agreement, as amended on May 23, 2007 (the “Agreement”), with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc. to acquire all of its right, title and interest to the Musgrove Creek Gold Property (“Musgrove Property”). The Musgrove Property consists of 47 unpatented claims situated in the Cobalt Mining District of Lemhi County, Idaho, USA.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

On June 13, 2007, the Company fulfilled all of its obligations under the terms of the Agreement and earned a 100% interest in the Musgrove Property by making a total of $225,000 cash payments and issuing 375,000 common shares of the Company. In addition, the Company issued to an unrelated party 100,000 common shares valued at $32,500 as a finder’s fee on November 30, 2005.

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term which can be renewed for two successive terms of 10 years, provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor, which progressively increase from US$25,000 paid on the third anniversary of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of $1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of $100,000 on the property during the term of the lease. As at November 30, 2007, the Company paid a total of US$55,000 for the third and fourth annual lease payments to the underlying lessor, and incurred a total of $797,397 of exploration expenditures on the property.

In 2006, the Company staked and recorded an additional 40 claims on the Musgrove Property. The additional claims consist of 10 Joe claims and 30 Journey claims, located northwest of the original claim block comprising the Musgrove Creek Gold Project. The previous exploration and the current resource evaluation indicate that the Musgrove deposit is open along strike in both directions and “down-the-dip”.

In May 2006, the Company commenced an exploration program which included geological mapping, soil sampling of the prospective mineralized zone, trenching and approximately 10,000 feet of reverse circulation drilling. This drill program has been completed and the required reclamation has been done. Results from the 2006 drill program can be viewed on the SEDAR website at www.sedar.com.

In September 2007, the Company re-opened approximately 4,700 feet of drill road with plans of drilling 9 holes for a total of 7,500 feet. The purpose of the drill program was to test the main portion of the Ostrander Creek gold-in-soil anomaly delineated in 2004 and assist in defining the mineralized zone(s), with the objective of increasing the mineral resource and advancing the project toward a feasibility study, and eventual production. Drilling was accomplished by using the Company owned, skid mounted Hydracore 2000 diamond drill.

ALS Chemex has recently returned results from drill samples collected during the 2007 drilling program. Two 5 foot (1.5m) high grade intercepts, one assaying 22.1 grams of gold (0.645 oz/ton) in drill hole MG-07-51, and the other assaying 14.25 grams of gold (0.416 oz/ton) in drill hole MG-07-53, were penetrated during the program. Results from the 2007 drill program can be viewed on the on the SEDAR website at www.sedar.com. To date the Company has completed approximately 3,000 feet of the 7,500 foot drill program in five diamond drill core holes that were designed to begin testing for gold mineralization under soil geochemistry anomalies located northwest of the Johny's Point resource area. The high grade intervals were unexpected, and give confidence that additional higher grade mineralization may be found on the property. True widths are yet to be determined. The results of the second assay on the original pulp of the interval in MG-07-53 returned 14.25 grams of gold which may suggest the presence of fine free gold in the rock, which is known to occur at Musgrove Creek.

The Company is now undertaking a comprehensive GIS compilation of all available data from the project area, which will greatly aid interpretation and targeting for future drilling. Numerous additional target areas exist at Musgrove, which will be further developed by the GIS compilation, and then drill tested during 2008 and future drilling phases.

In addition to the drilling, other work will include soil sampling and detailed geological mapping of the Joe claims and, at a minimum, a thorough reconnaissance of the area known as the “Ludwig Basin” that lies southwest of Johny’s Point and above the adit on Musgrove Creek. This area seems to have received little attention in the past, probably due to the steep slopes, extensive talus cover and proximity to Musgrove Creek. However, given its location between the Smith – Gahan area and Johny’s Point, this makes it an area of substantial interest.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

The overall management of the program is being provided by the Company's consulting geologist, Robert M. Hatch, Licensed Geologist, the Qualified Person, as defined by NI 43-101, on the Musgrove Creek Project. The Musgrove Property is an advanced-stage exploration project, of which the Company controls a 100% operating interest, subject to an underlying royalty. In February of 2004, a new NI 43-101 mineral resource calculation was estimated (Gruenwald and Makepeace, 2004). The resulting Inferred Mineral Resource was 8 million tonnes at 1.22 g/t Au. (0.036 oz/T) which would be equivalent to 9,761 kg (313,822 oz) gold, at zero dilution.

Empire Mine Project

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Mine Property (“Empire Property”). The Empire Property consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District of Custer County, Idaho, USA. On January 09, 2007, the Company staked and recorded an additional 10 claims to the Empire Property.

Under the terms of the option agreement, the Company had an option to earn a 50% lease interest in the property by making a non-refundable deposit of US$50,000 (paid), a cash payment of $200,000 (paid), and issuing 700,000 common shares of the Company (issued). In addition, the Company issued to an unrelated company 200,000 common shares valued at $58,000 as a finder’s fee on June 12, 2006.

On June 26, 2006, Trio was served with a Statement of Claim asserting that Trio was in breach of the underlying lease agreement with the underlying lessor with respect to the ownership of the mineral claims comprising the Empire Property. Trio filed a Statement of Defense and Counterclaim on July 20, 2006. The Company’s interest in the Empire Mine is wholly derived from its option agreement with Trio, and in the event that Trio’s interest in the Empire Mine is terminated, the interest of the Company will also be terminated.

On September 27, 2007, the Company and Trio entered into an amended agreement, whereby the Company paid non-refundable cash payments totaling $50,000. In exchange for these additional option payments, Trio agreed to defer the exploration expenditure requirement under the original agreement for the Company to incur a minimum of US$1,500,000 on the property on or before November 30, 2007, pending the outcome of the litigation between Trio and the underlying owners and lessor.

Subsequent to year-end on February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee agreed to purchase a 100% leasehold interest in and to the Empire Property from the Company and Trio for a total cash payment to the Company of $1,000,000, subject to completion of a satisfactory due diligence review and subject to court approval. Further, pursuant to a proposed agreement, the Company will pay a cash payment of $100,000 to Trio upon receipt of the $1,000,000 settlement payment from the new lessee of the land owners. The Company wrote off $810,226 in costs incurred with respect to the project as at November 30, 2007 in light of this settlement.

Silver Mountain Project

On October 18, 2007, the Company entered into a mineral claim purchase agreement with Marlene Ore Lamilla (the "Owner"), to acquire a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain property in Peru, through its wholly owned Peruvian subsidiary, Minera Journey Resources Peru SAC.

In consideration, the Company paid to the Owner $80,000 and issued 2,500,000 common shares with a fair value of $625,000. In addition, 200,000 common shares of the Company valued at $50,000 were paid as a finders' fee in connection with this property acquisition.

The Company will pay the Owner a 1% net smelter royalty upon commencement of commercial production of the Silver Mountain property.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

RESULTS OF OPERATIONS

Selected Annual Financial Information

	2007	2006	2005
	$	$	$
Revenues	-	-	-
Net Loss for the Year	2,362,986	1,460,225	849,692
Net Loss per Common Share – Basic and Diluted	(0.09)	0.08	0.06
Total Assets	4,621,933	3,307,454	1,205,674
Total Long Term Debt	-	-	-
Shareholders’ Equity	4,070,169	2,809,014	1,110,369
Working Capital (Deficiency)	161,835	(224,486)	222,712

Summary of Quarterly Results

	11/30/07	08/31/2007	05/31/2007	02/28/2007	11/30/2006	08/31/2006	05/31/2006	02/28/2006
	$	$	$	$	$	$	$	$
Total Revenues	0	0	0	0	0	0	0	0
Net Loss	(1,506,720)	(197,101)	(333,951)	(325,214)	(584,441)	(274,251)	(373,558)	(227,975)
Loss Per Share	(0.05)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.02)	(0.01)

Operating Activities

During the year ended November 30, 2007, the Company’s net loss totaled $2,362,986 compared to a net loss of $1,460,225 in the year ended November 30, 2006. The basic and diluted loss per share was $0.09 and $0.08 in fiscal 2007 and 2006, respectively. During fiscal 2007, the Company recognized a gain of $118,928 on the sale of 600,000 shares of Wits Basin, $2,509 charged to a joint venture partner for operator fees, $15,000 charged to a related company with directors in common for administrative and office support fees, and $378 of interest income (2006 – $8,004). During fiscal 2007 and 2006, the Company recognized $6,800 of foreign exchange loss and $2,714 of foreign exchange gain, respectively.

Subsequent to year-end on February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee agreed to purchase a 100% interest in and to the Empire Property from the Company and Trio for total consideration of $1,000,000 payable to the Company, subject to completion of a satisfactory due diligence review and subject to court approval. Further, pursuant to a proposed agreement, the Company will pay a cash payment of $100,000 to Trio upon receipt of the $1,000,000 settlement payment from the new lessee. As at November 30, 2007, the Company wrote off $810,226 in costs incurred with respect to the settlement on the Empire project.

With regards to the Vianey Property, the Company accounts for its 50% interest in the joint venture with Wits Basin using the proportionate consolidation method pursuant to CICA Handbook Section 3055 “Interests in Joint Venture”, whereby the Company records its share in the assets, liabilities, revenues and expenses under the joint venture. The use of the proportionate consolidation method resulted in a deferred gain of $183,182 on the contribution of the Company’s interest in the Vianey Property to the joint venture. The deferred gain is amortized on a straight line basis over a term of 40 years, and as such, the annual amortized gain is $4,680.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

The administrative expenditures for the year ended November 30, 2007 totaled $1,687,455, an increase of $216,512 compared to $1,470,943 in 2006. The major increase of $390,839 in investor relations fees was a result of the Company engaging the services of investor relations firms to provide strategic marketing, corporate communications and investor relations services for Canadian and European investors. The other major increase was in office expenses of $87,083 which reflected an increase in general and administrative activities of management and their involvement in the work towards completion of new option and joint-venture agreements and property acquisitions.

The increase in operating expenses was partially offset by decreases in stock-based compensation expense of $231,285, consulting fees of $90,777, legal fees of $62,125, and communications costs of $24,521.

Fourth Quarter Comparison

The Company’s net loss from operations for the fourth quarters of fiscal 2007 and 2006 totaled $1,506,720 and $584,441, respectively. The increase in net loss was mainly a result of the $810,226 write-off on the Empire Mine project in the fourth quarter of 2007 and an increase of $162,312 in general and administrative costs.

General and administrative expenditures for the three months ended November 30, 2007 and 2006 were $711,883 and $597,571, respectively. The major increase of $81,547 in investor relations fees was a result of the Company engaging investor relations firms to provide investor awareness programs and strategic marketing initiatives for Canadian and European investors. The other increase was in amortization expense of $51,442 in connection with the purchase of a diamond drill in 2007. The increase in operating expenses was partially offset by a decrease in stock–based compensation expense of $110,049.

MARKETABLE SECURITIES

As of November 30, 2007, the Company owned 2,100,000 (2006 – 600,000) common shares of Wits Basin Precious Minerals Inc. These shares are listed on the Over-The-Counter Bulletin Board in the United States and are subject to resale restrictions under the US Securities Law, unless the Company exercises its piggyback rights with Wits Basin to register these shares with the US Securities and Exchange Commission.

Upon adoption of the new accounting standards for financial instruments on December 01, 2006, the Company measured the marketable securities at fair value and reported an adjustment of $54,963 to the opening balance of accumulated other comprehensive loss. Unrealized losses of $76,409 on the available for sale securities for the year ended November 30, 2007 are reported in other comprehensive loss in the current period. There is no tax impact resulting from these adjustments in other comprehensive loss as the Company has sufficient unrecorded future income tax assets available to offset future income tax liabilities.

SHORT TERM LOAN

On August 27, 2007, the Company entered into a Loan agreement with 369 Terminal Holdings Ltd. (the “Lender”), whereby the Lender loaned to the Company $200,000 by way of a promissory note (the “Loan”) for a period of one year in connection with the purchase of a diamond drill. The Loan was secured by the registration of a charge on the drill in the name of the Lender. The Loan is repayable on or before August 27, 2008, and bears interest at a rate of 15% per annum. In addition, the Company agreed to issue 100,000 bonus shares in January 2008. These shares were issued subsequent to year-end.

For the year ended November 30, 2007, the Company paid interest totaling $7,500.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

LIQUIDITY

The Company’s working capital was $161,835 as at November 30, 2007, compared to a working capital deficiency of $224,486 at November 30, 2006. Cash totaled $448,401 as at November 30, 2007, an increase of $417,927 from $30,474 as of November 30, 2006.

During the year ended November 30, 2007, the Company received gross proceeds of $2,384,750 from the closing of three private placement financings, $302,660 from the exercise of 643,000 share purchase warrants and 166,627 stock options, $337,965 from the sale of marketable securities, and $200,000 from a lender towards the purchase of a diamond drill.

The cash inflows were offset by exploration expenditures totaling $762,600 in fiscal 2007, acquisition costs of $345,809 for the diamond drill, and cash utilized in operating activities of $1,696,914 (see “Results of Operations” section herein).

The Company’s financial condition is contingent upon the results of continuing exploration and if feasible, development of its projects. The Company has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital to finance its activities. There can be no assurance the Company will be able to obtain the financing required in the future on acceptable terms. The Company anticipates it will need additional capital in the future to finance ongoing exploration of its properties, such capital to be derived from the exercise of outstanding stock options, warrants and/or the completion of other equity financings. The Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in financing its activities through the sale of equity securities there can be no assurance that it will be able to obtain sufficient financing in the future to carry out exploration and development work on the Properties. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and exploration success. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the common shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

CAPITAL RESOURCES

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at November 30, 2007 and 2006, the Company had 37,244,187 and 24,701,130 common shares issued and outstanding, respectively.

On April 24, 2007, the Company completed a private placement for 2,801,430 units at a price of $0.35 per unit for total proceeds of $980,500. Each unit consists of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of $0.55 until April 24, 2009. The Company paid finders’ and legal fees totalling $68,404 in connection with this private placement and issued 172,114 brokers’ warrants with a fair value of $21,327. Each broker warrant is exercisable into one common share at a price of $0.55 until April 24, 2009.

On October 15, 2007, the Company completed a non-brokered private placement of 2,287,000 units at a price of $0.25 per unit for total proceeds of $571,750. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 until October 15, 2009. The Company paid finders’ and legal fees totaling $50,964 in connection with this private placement and issued 128,560 brokers’ warrants with a fair value of $8,798. Each broker warrant is exercisable into one common share at a price of $0.35 until October 15, 2009.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

On November 24, 2007, the Company completed a non-brokered private placement of 3,370,000 units at a price of $0.25 per unit for total proceeds of $842,500. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 until November 24, 2009. The Company paid finders’ and legal fees totaling $69,960 in connection with this private placement and issued 154,600 brokers’ warrants with a fair value of $19,472. Each broker warrant is exercisable into one common share at a price of $0.35 until November 24, 2009.

During the year ended November 30, 2007, 643,000 warrants at a price of $0.38 per share were exercised for total proceeds of $244,340 and 166,627 options were exercised with the weighted average price of $0.35 for gross proceeds of $58,320. The fair value of these exercised options of $57,266 was transferred to share capital from contributed surplus.

As at November 30, 2007, the Company had a total of 9,207,436 warrants outstanding with an exercise price ranging from $0.35 to $0.55 and expiry dates from January 13, 2008 to November 24, 2009.

As at November 30, 2007, the Company had 2,583,373 options outstanding with a weighted average exercised price of $0.32 and expiry dates ranging from April 26, 2010 to November 13, 2012. Subsequently, 1,550,000 stock options were granted to directors, officers and consultants of the Company with an exercise price ranging from $0.30 to $0.32 and expiry dates from December 11, 2011 to February 06, 2013, and 750,000 stock options were exercised for gross proceeds of $232,500.

As at November 30, 2007, the number of shares held in escrow was 150,865 (2006 – 248,168).

OUTSTANDING SHARE DATA

As of March 27, 2008, the Company had the following common shares, options, warrants, and agents options:

Common Shares	38,094,187
Stock Options	3,183,373
Share Purchase Warrants	6,085,204

OFF BALANCE SHEET ARRANGEMENTS

As at November 30, 2007, the company had not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In addition to those transactions disclosed elsewhere in this MD&A, the Company had the following transactions with related parties:

a)

During the year ended November 30, 2007, the Company paid management fees of $90,500 (2006 – $51,000) to a company controlled by the President of the Company for management and consulting services performed.

b)

During the year ended November 30, 2007, the Company charged a fee of $15,000 (2006 – $Nil) to Tech Solutions Capital Corp., a related company with a common director, for administrative and office support. Subsequent to year-end, Tech Solutions Capital Corp. changed its name to Upper Canyon Minerals Corp.

c)

During the year ended November 30, 2006, the Company paid management fees of $36,000 to a company controlled by a person related to the President of the Company for management and consulting services performed and finder’s fee of $7,600 in connection with a private placement completed in 2006. There were no fees paid to this related company during the year ended November 30, 2007.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

d)	As at November 30, 2006, there was a short term loan of $10,000 included in the amounts due from related parties for advances to a company with a director in common. The loan was repaid in 2007.

e)

As at November 30, 2006, there was $8,203 due from the President of the Company, included in the amount due from related parties, for legal and other fees paid by the Company. The amounts were repaid in fiscal 2007. As at November 30, 2007, prepaid expense included a travel expense advance of $8,909 paid to the President.

f)

As at November 30, 2006, share subscriptions receivable totaling $139,000 was due from the President of the Company for share purchase warrants exercised. The balance outstanding was received in fiscal 2007. As at November 30, 2007, there were no share subscription receivables owing from related parties.

The balances due from related parties are unsecured, bear no interest and have no specified terms for repayment. All related party transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

COMMITMENT

On April 1, 2006, the Company entered into a lease agreement with an unrelated third party to lease office premises commencing April 1, 2006 for a term of two years. The Company is committed to pay monthly basic rent of $1,993 plus monthly operating costs and taxes estimated at $2,100 for an annual total of $49,116

CRITICAL ACCOUNTING ESTIMATES

The Company has made no assumptions about matters that are highly uncertain except for those disclosed in the financial statements, and which would have required critical accounting estimates and therefore there has been no material impact on the Company’s financial condition, changes in financial condition or results of operation.

CHANGES IN ACCOUNTING POLICIES

Effective December 01, 2006, the Company adopted the accounting standards as set out in Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges” of the Canadian Institute of Chartered Accountants (CICA) Handbook. These standards have been adopted on a prospective basis with no restatement to prior years’ financial statements.

a)	Comprehensive Income

Comprehensive income is the change in net assets from transactions related to non-shareholder sources. The Company presents gains and losses which would otherwise be recorded as part of net earnings in “other comprehensive income” until it is considered appropriate to recognize them into net earnings. The Company presents comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

b)	Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

The Company classifies its financial instruments into one of the following balance sheet categories:

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be transferred to and recorded in net income.

  Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

Cash is classified as held-for-trading and accordingly carried at its fair value;

  Accounts receivable, share subscription receivable, and amounts due from related parties and joint venture partner are classified as loans and receivables, and accordingly carried at their amortized costs;

Marketable securities are classified as available-for-sale and accordingly carried at their fair values; and

Accounts payable and accrued liabilities and short terms loans are classified as other financial liabilities and are currently carried at their amortized cost.

  The classification and remeasurement of the Company’s opening balances for financial instruments other than available-for-sale financial assets has resulted in no material gains or losses that require an adjustment to the Company’s opening deficit balance as at December 01, 2006. The transition adjustment arising from re- measuring available-for-sale financial assets at fair value are recognized in opening accumulated other comprehensive income as at December 01, 2006.

c)	Hedging

  This new accounting standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

  SUBSEQUENT EVENTS

a)

  Subsequent to year-end, the Company granted a total of 1,550,000 stock options to directors, officers and consultants of the Company: 50,000 stock options exercisable at $0.30 per share expiring on December 11, 2011; 300,000 stock options exercisable at $0.32 per share expiring on February 01, 2013; 1,200,000 stock options exercisable at $0.32 per share expiring on February 06, 2013.

750,000 stock options were exercised for gross proceeds of $232,500.

b)	Pursuant to the Loan Agreement dated August 27, 2007, the Company issued a total of 100,000 common shares to 369 Terminal Holdings Ltd. in January 2008.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

c)

  On February 5, 2008, the Company entered into an option and joint venture agreement with Grenville Gold Corporation (“Grenville”) and its subsidiaries to acquire up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru. The Company paid $200,000 upon signing of the letter of intent on December 13, 2007. Grenville was a related company with a common director until March 12, 2008 at which date the director resigned from the boards of Grenville and the Company.

  Under the terms of the agreement, the Company may acquire up to a 75% interest in the Property by funding up to a total of $11,800,000 million in exploration and development expenditures towards advancing the project into production.

  Pursuant to an amendment to the agreement dated March 17, 2008 (the "Amendment Agreement"), the Company must fund an amount of CDN$1,300,000 toward expenditures on the Property and issue 1,000,000 shares of its common stock to Grenville on or before the seventh business day following the date of TSX Venture Exchange approval of the transaction (the "Approval Date"), but in any event no later than June 30, 2008. On or before three months following the Approval Date, the Company shall fund a further amount of CDN$1,500,000 toward Expenditures on the Property, upon completion of which, the Company will have earned a 25% interest in and to the Property. In addition, the Company must fund a further CDN$3,000,000 in Expenditures on the Property on or before eight months following the Approval Date, upon completion of which, the Company will have earned a total 50% interest in and to the Property.

  Under the Amendment Agreement, the Company shall maintain an option to earn an additional 25% interest in and to the Property by funding a further CDN$6,000,000 in Expenditures on the Property and making a payment to Grenville in the amount of CDN$1,000,000 on or before January 31, 2011. In the event that the Company completes such further Expenditures, the Company will have earned a total 75% interest in and to the Property. Grenville shall, however, have a one-time option to elect to fund the equivalent amount of $6,000,0000 in order to maintain its 50% interest in and to the property, and have the joint venture continue to run on a 50/50 basis.

The agreement is subject to regulatory approval. As at auditors’ report date, such approval has yet to be granted.

  Subsequent to year-end, Grenville filed a lawsuit against High Ridge Resources Inc. for slander to title of the Bella Rubia mineral exploration properties, which form part of the Silveria Project. The outcome of the proceeding is uncertain and its resolution will determine whether there is a loss or impairment of the Company’s interest in the Silveria Project.

d)

  On February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners of the Empire Mine Property in connection with the legal proceedings commenced in June 2006. A new lessee agreed to purchase a 100% leasehold interest in and to the Empire Property from the Company and Trio for total consideration payable to the Company in the amount of $1,000,000, subject to court approval and completion of a satisfactory due diligence review scheduled to be completed by July 03, 2008. Pursuant to a proposed agreement, the Company will pay a cash payment of $100,000 to Trio upon receipt of the $1,000,000 settlement payment from the new lessee of the land owners. As at November 30, 2007, the Company wrote down the Empire Mine project by $810,226 to the net recoverable amount of $900,000 in light of this settlement.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

  RISKS AND UNCERTAINTIES

  The Company’s financial success will be dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

  OUTLOOK

  The Company currently has an interest in four advanced stage projects, the Silver Mountain Project, the Silveria Project, the Musgrove Creek Project and the Vianey Mine Project. The Company has commenced exploration and/or drill programs on all projects to date.

  The company has initiated exploration activities at the Silver Mountain property, including reconnaissance mapping and detailed mapping.

  The Company has initiated exploration efforts at the Silveria Project, including reconnaissance mapping and detailed mapping. A camp has been established, and community access and benefit has been determined. Exploration equipment is being sourced and an underground sampling program is contemplated.

  At the Musgrove Creek Property, the Company is undertaking a comprehensive GIS compilation of all available data from the project area, which will greatly aid interpretation and targeting for future drilling. Numerous additional target areas exist at Musgrove, which will be further developed by the GIS compilation, and then drill tested during 2008 and future drilling phases. To date the Company has completed approximately 3,000 feet of the 7,500 foot drill program.

  In addition to drilling, other work will include soil sampling and detailed geological mapping of the Joe claims and, at a minimum, a thorough reconnaissance of the area known as the “Ludwig Basin” that lies southwest of Johny’s Point and above the adit on Musgrove Creek. This area seems to have received little attention in the past, probably due to the steep slopes, extensive talus cover and proximity to Musgrove Creek. However, given its location between the Smith – Gahan area and Johny’s Point, this makes it an area of substantial interest.

  The Company has also commenced a work program on the Vianey Mine Project. Diamond core drilling and associated surface and underground exploration was conducted during 2006 and early 2007. A total of 2,042.1 meters of core drilling was accomplished in 10 drill holes, plus 2 re-drilled holes. The recommended 2008 work program includes drilling from underground sites, continuation of surface and underground mapping and sampling, permitting for surface disturbance operations are to be completed, and negotiations are to be commenced to secure expanded rights for exploration and land use in the region surrounding the Vianey Mine concessions.

  DISCLAIMER

  The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007
Containing information up to and including March 27, 2008.

  FORWARD LOOKING STATEMENTS

  This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form (available on Sedar at www.sedar.com). All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.